[Letterhead of Baidu, Inc.]
August 31, 2010
VIA EDGAR AND FACSIMILE
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant
Stephani Bouvet, Staff Attorney
Matthew Crispino, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2009 (“2009 20-F”)
Filed March 26, 2010
File No. 000-51469
Dear Ms. Collins, Ms. Kindelan, Ms. Bouvet and Mr. Crispino:
This letter sets forth the Company’s response to the comments contained in the letter dated August 13, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2009 20-F. The comments are repeated below and followed by the response thereto.
Form 20-F for Fiscal Year Ended December 31, 2009
D. Risk Factors
“The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China,” page 17
1. We note that you rely primarily on China Telecommunications Corporation and China United Network Communications Group Company Limited to provide you with data communications capacity primarily through local telecommunications lines and Internet data centers to host your servers. Please tell us whether you have any contracts with these entities, and, if so, tell us what consideration you have given to including a materially complete description of any material contracts, including the terms and conditions, dates, and consideration furnished in an appropriate location of your filing, such as the business section. In addition, provide us with your analysis as to whether you are required to file these contracts as exhibits to your Form 20-F. Refer to Instruction 4 to the Instructions as to Exhibits of Form 20-F.

The Company respectfully advises the Staff that it has entered into numerous contracts with various local branches or subsidiaries of China Telecommunications Corporation (“China Telecom”) and China United Network Communications Group Company Limited (“China Unicom”) to obtain data communications capacity through local telecommunications lines and Internet data centers. These contracts were individually negotiated with different local branches or subsidiaries of China Telecom and China Unicom, and the termination of one contract would have no impact on the other contracts. The Company’s business is not substantially dependent on any of these contracts. For the year ended December 31, 2009, bandwidth costs incurred under the largest one of these contracts amounted to approximately 1.6% of the Company’s total revenues. Based on the foregoing, the Company does not believe any of these contracts constitutes a material contract for its business that would require a detailed description in, or filing as an exhibit to, the 2009 20-F.
In response to the Staff’s comments, the Company will expand disclosure in its future Form 20-Fs to clarify that its contracts for data communications capacity were entered into with various local branches or subsidiaries of China Telecom and China Unicom.
Item 5. Operating and Financial Review and Prospects
Results of Operations
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 62
2. We note from your risk factor on page 15 that you reply on Baidu Union members for a significant portion of your revenues. We further note that your traffic acquisition costs increased by 66.7% in the fiscal year 2009 compared to the fiscal year 2008, primarily due to the growth of revenue contribution from your Baidu Union members. With a view towards providing enhanced disclosure in future filings, tell us what consideration you have given to including quantitative disclosure of the revenues generated from your Union members, as well as the increase or decrease in the number of members participating in the Union. Given that you consider Baidu Union critical to the future growth of your revenues, consider expanding your disclosure to discuss how you intend to recruit new members, the status of current recruitment, and the expected impact of expanded membership on your results of operations.
The Company notes the Staff’s comment. However, the Company is very reluctant to provide quantitative disclosure of revenues generated from Baidu Union members for the following reasons.
First, based on its interactions with investors for the past five years, the Company believes that investors are primarily focused on traffic acquisition costs as a percentage of total revenues, instead of total revenues from Baidu Union members. The Company believes that traffic acquisition costs are a meaningful indicator of the changes of revenues from Baidu Union members between any two comparable periods, and has disclosed this information in the 2009 20-F.

Secondly, given the fact that the Company has disclosed the amount of traffic acquisition costs for each period presented in the 2009 20-F, further disclosure of revenues generated from Baidu Union members would result in a disclosure of the average revenue sharing ratio between the Company and Baidu Union members. The Company considers this ratio as highly sensitive and confidential commercial information, and if this information is publicly disclosed, the Company’s ability to negotiate different revenue sharing arrangements with various Baidu Union members would be materially and adversely affected, thereby causing substantial harm to the Company’s business and shareholders’ benefits.
The Company believes that its current disclosure, which contains quantitative information regarding the number of online marketing customers, the average revenue per customer and the percentage change in the number of paid clicks, provides investors with sufficient information about the key drivers of its revenues, whether generated from its own properties or from Baidu Union members’ properties.
As to the increase or decrease in the number of Baidu Union members from period to period, the Company respectfully advises the Staff that revenues generated from Baidu Union members, and traffic acquisition costs, are not directly linked to the total number of Baidu Union members because some of the existing or new Baidu Union members may not generate traffic to Baidu’s website and contribute any revenues to the Company. The Company believes that the number of the Union members that have contributed revenues to the Company is more informative. Such number increased by approximately 70% from 2008 to 2009. In response to the Staff’s comment, the Company will disclose in its future Form 20-Fs the percentage of increase or decrease in the number of Baidu Union members that have contributed revenues to the Company. In addition, it will also expand its disclosure to discuss how it intends to recruit new Baidu Union members.
Item 6. Directors, Senior Management and Employees
Directors and Senior Management, page 72
3. Please tell us whether any of your directors are subject to re-election by your shareholders to your board of directors. If so, please tell us the expiration dates for such director’s current term of office. See Item 6.C.1 of Form 20-F. Please also tell us whether you have service contracts with any of your directors that provide benefits upon termination of employment. See Item 6.C.2 of Form 20-F.
The Company respectfully advises the Staff that none of its directors is subject to a fixed term of office, and that its service contracts with the directors do not provide benefits upon termination of employment. In response to the Staff’s comment, the Company will disclose these facts in its future Form 20-Fs.

Item 7. Major shareholders and Related Party Transactions
B. Related Party Transactions
Contractual Arrangements with Beijing Perusal and Its Shareholders, page 83
4. In your discussions of the contractual arrangements with Beijing Perusal and BaiduPay and their respective shareholders, we note that you have not disclosed the names of the individual shareholders of these entities, but instead indicate only that the individuals were designated by you. Tell us what consideration you have given to disclosing the names of the respective individual shareholders of Beijing Perusal and BaiduPay in your filing. Please also advise us why you have not filed your agreements with the shareholders of Beijing Perusal and BaiduPay as exhibits to your Form 20-F. Refer to Instruction 4 to the Instructions as to Exhibits of the Form 20-F.
The Company respectfully advises the Staff that all the individual shareholders of Beijing Perusal and BaiduPay are employees of the Company. In the event that such a shareholder terminates his or her employment with the Company, the Company will be able to replace him or her with another employee. Therefore, the Company does not believe that the names of the individual shareholders of these entities are material to investors. However, if the Staff requests, the Company will disclose the names of these shareholders in its future Form 20-Fs.
Since the Company uses the same forms of agreements for contractual arrangements with new affiliated entities, it has filed these form agreements as Exhibits 4.19 through 4.25 to the Form 20-F for the year ended December 31, 2007 (the “2007 20-F”) and has incorporated such exhibits by reference into its subsequent Form 20-F filings. The 2007 20-F includes the following disclosure on page 109, “Translations of the forms of the agreements that we have entered into with Robin Yanhong Li for the additional RMB90.0 million loan and with Beijing Perusal, BaiduPay and their respective individual shareholders are filed as exhibits to this annual report on Form 20-F. We intend to use these forms, or ones substantially similar to these forms, for our future contractual arrangements with new consolidated affiliated entities and their shareholders.”
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Cash, Cash Equivalents and Short-term Investments, page F-11
5. We note that cash balances deposited by your e-commerce customers are included in the company’s bank account until the customers either use the cash to settle their online transactions or withdraw the cash. You disclose that as of December 31, 2008 and 2009 there was RMB4.56 million and RMB19.51, respectively in the company’s cash and cash equivalents balance which was related to the deposits made by customers and designated for settlement of their online transactions. Please clarify whether these amounts represent the entire amount of restricted cash deposits made by your e-commerce customers. In this regard, tell us whether your customers also deposit funds that have not been designated to settle an on-line transaction. If so, tell us and disclose the total amount of customers’ deposits, (both designated and undesignated), included in your cash balance for each period presented pursuant to Rule 5-02-1 of Regulation S-X.

The Company respectfully submits that when customers fund their account in the Company’s e-commerce platform using their bank accounts, the cash deposits are included in the Company’s bank account until customers either use the cash to settle their online transactions or withdraw the cash. Pursuant to the users’ agreement of the e-commerce platform, the entire cash deposits are considered restricted because they cannot be used for the operations of the Company or any other purpose not designated by customers. The restriction on such cash deposits to the Company exists regardless whether the deposit funds have been designated for settlement of specific online transactions by the e-commerce customers or not.
Therefore, the RMB19.51 million and the RMB4.56 million deposits made by the Company’s e-commerce customers as of December 31, 2009 and 2008, respectively, represent the entire amount of restricted cash deposits made by these e-commerce customers as of the balance sheet dates. Separate disclosure of the amount of restricted cash deposits on the face of the balance sheets was not made because the restricted cash deposits represent 0.5%, 0.4% and 0.3% of consolidated cash and cash equivalent, total current assets and total assets, respectively, as of December 31, 2009 (2008: 0.2%, 0.2% and 0.1%, respectively). The provisions of any restrictions related to the cash deposits have been made in note 2 on page F-11. The Company will disclose the amount of restricted customers’ deposits included in cash and cash equivalent on the face of the balance sheets for each period presented in its future Form 20-Fs in accordance with Rule 5-02-1 of Regulation S-X.
Note 12. Ordinary Shares, page F-32
6. We note your disclosures regarding the structured share repurchase program and preset share repurchase programs that you entered into December 2008 and March 2009. Please tell us how you accounted for the upfront payments made under the preset share repurchase program; tell us the term of this arrangement (i.e. the “agreed period”) and tell us whether there were any restrictions on the upfront payments. Also, tell us what impact each of these arrangements had on your earnings per share calculations in both fiscal 2008 and 2009. We refer you to ASC 260-10-55-32 and 55-88. In addition, tell us how you considered expanding your disclosures to address this comment.
The Company respectfully submits that the US$10.00 million and US$20.00 million upfront payments made under the preset share repurchase program were recorded as cash and cash equivalent of the Company upon making the deposits with the financial institution because (i) the upfront payments were deposited into an account under the Company’s name, had no restrictions and could be withdrawn by the Company at any time and (ii) the Company had the right to cancel the preset repurchase program with the financial institution at any time with no penalty so long as the Company provided a three-day notice to the financial institution. The financial institution, acting as a broker on behalf of the Company, was engaged to repurchase the Company’s American depositary shares (“ADSs”) in the open market up to an aggregate amount which is equal to the upfront payments then outstanding, based on a predetermined trading price range over an agreed period. The US$10.00 million and US$20.00 million upfront payments have a term from January 1, 2009 to February 28, 2009 and April 1, 2009 to April 30, 2009, respectively.

The structured share repurchase program represents a contract in which the Company made an upfront cash payment to a financial institution in exchange for the right to receive either the Company’s own ADSs or cash at the expiration of the agreement, depending on the closing price of the Company’s ADSs at the maturity date whilst the preset share repurchase program represents a contract in which the Company engaged a financial institution to act as a broker on behalf of the Company to repurchase ADSs in the open market based on a predetermined price range over an agreed period. Settlement of the contracts in cash or in shares is solely driven by the trading price of the Company’s ADSs. The preset share repurchase program and the structured share repurchase program do not meet the definition of an accelerated share repurchase program pursuant to ASC 505-30-25-5 since both of the transactions do not permit the Company to repurchase a targeted number of shares immediately with the final repurchase price of those shares determined by an average market price over a fixed period of time. The number of shares to be repurchased, if any, under the preset share repurchase program and the structured share repurchase program was unknown at the inception of the contracts. The repurchased shares are cancelled under Cayman Islands law upon repurchase and would reduce the number of the Company’s ordinary shares outstanding.
Although the structured share repurchase program and the preset share repurchase program are contracts that may be settled in stock or cash, settlement of the contracts in cash or in shares is solely driven by the trading price of the Company’s ADSs, which is outside of the control of the Company and the financial institution. The Company concluded that ASC 260-10-55-32 (i) was not applicable to the preset share repurchase program because the preset share repurchase program was accounted for as cash and cash equivalent instead of an equity instrument pursuant to ASC 815-40-25 and ASC 260-10-55-32 (ii) was not applicable to the structured share repurchase program because the Company does not have a stated policy or the past experience that provides a reasonable basis to believe that such contract will be paid partially or wholly in cash. Thus, ASC 260-10-55-32 had no impact on the Company’s earnings per share calculations for the years ended December 31, 2009 and 2008.
In accordance with ASC 260-10-45-45, the Company presumed that the structured share repurchase program and the preset share repurchase program would be settled in ordinary shares but the resulting potential ordinary shares to be repurchased under these programs were excluded from the computation of diluted earnings per share in the years ended December 31, 2009 and 2008, as their effects would have been anti-dilutive. The Company will expand the disclosure on the impact contracts that may be settled in stock or cash had on the Company’s earnings per share calculations in its future Form 20-Fs.

Note 16. Segment Reporting, page F-37
7. We note that the Company’s revenues and long-lived assets are primarily derived from and located in the PRC and Japan. Tell us how you considered providing a breakdown of revenues and long-lived assets between those attributed to your country of domicile (PRC) and those attributed to all other foreign countries (Japan). We refer you to ASC 280-10-50-41.
The Company respectfully submits that the breakdown of revenues and long-lived assets between those attributed to the country of domicile, the PRC, and those attributed to all other foreign countries, primarily Japan, is not included because revenue and long-lived assets attributed to all other foreign countries as a percentage of total consolidated revenues and long-lived assets were insignificant as of and for the years ended December 31, 2009 and 2008. Long-lived assets and revenues attributed to Japan and other foreign countries represent only 3.9% and 0.1% of consolidated long-lived assets and revenue, respectively, as of and for the year ended December 31, 2009 (2008: 7.8% and 0.1%, respectively). A breakdown of revenues and long-lived assets between those attributed to the country of domicile and those attributed to all other foreign countries will be disclosed in the segment reporting note in its future Form 20-Fs in accordance with ASC 280-10-50-41.
The Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 20-F, please contact the undersigned at (86 10) 8262-1188, Ext. 8807 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850.
Thank you very much.

Very truly yours,
/s/ Jennifer Li
Jennifer Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong
Joe Tsang, Partner, Ernst & Young Hua Ming, Beijing